EXHIBIT 12.01

Statement Regarding Computation of Ratios

	Year Ended March 31,
	2005		2004		2003
Fixed charges:
Interest expense, including amortization of debt expense	$12,323,000		$21,164,000		$21,166,000
Assumed interest element in rent	5,250,000		4,050,000		3,750,000
Total fixed charges	17,573,000		25,214,000		24,916,000
Earnings:
Income before income taxes	858,128,000		542,222,000		363,631,000
Fixed charges per above	17,573,000		25,214,000		24,916,000
Total earnings	$875,701,000		$567,436,000		$388,547,000
Ratio of earnings to fixed charges	49.83	x	22.50	x	15.59	x
Deficiency of earnings available to cover fixed charges	—		—		—